BB
AB
2/8

Rec'd 11/30/06

PR 2/7 *

SECUR ... ION

06051516

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 3 0 2006
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 51785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Australia Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue 28th Floor
(No. and Street)

New York, New York 10167
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas DeMaio, President (212) 916-9520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
FEB 0 9 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square, New York, New York 10036-6530
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
NOV 3 0 2006
DIVISION OF MARKET REGULATION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas DeMaio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Australia Capital Markets, LLC, as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KENNETH T. HUTCHINSON
Notary Public, State of New York
No. 30-4690382
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires May 31, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

National Australia Capital Markets LLC

Statement of Financial Condition

September 30, 2006

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors of
National Australia Capital Markets LLC

We have audited the accompanying statement of financial condition of National Australia Capital Markets LLC (the "Company") as of September 30, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of National Australia Capital Markets LLC as of September 30, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

November 28, 2006

National Australia Capital Markets LLC

Statement of Financial Condition

September 30, 2006

Assets	
Cash and cash equivalents	$7,446,087
Due from clearing broker	260,275
Due from affiliates	1,145,529
Investments, at market value	136,080
Total assets	$8,987,971
Liabilities and members' equity	
Liabilities:	
Due to affiliate	$ 1,751,986
Subordinated borrowings	5,000,000
Members' equity:	
Members' contribution	375,000
Retained earnings	1,860,985
	2,235,985
Total liabilities and members' equity	$8,987,971

See accompanying notes to statement of financial condition.

3. Investments

At September 30, 2006, Investments, at market value of $136,080 consist of NASD stock.

4. Subordinated Borrowings

On July 9, 2004, the Company entered into a subordinated loan agreement with the NAB for working capital purposes. The effective date of the agreement is August 31, 2004. The amount of the loan is $5,000,000; interest accrues at US LIBOR plus 0.38% and will mature on August 31, 2009. The agreement has been approved by the NASD as a satisfactory subordination agreement. As of September 30, 2006, the outstanding amount on this loan is $5,000,000.

On January 20, 2006, the Company entered into a Revolving Subordinated Credit Agreement with NAB for additional working capital when needed. The effective date of the agreement is February 6, 2006. The amount of the credit line is $100,000,000 and will mature on March 5, 2007. This agreement has been approved by the NASD as a satisfactory subordination agreement. As of September 30, 2006, there are no outstanding advances on this revolving credit line.

This subordination, which is subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Uniform Net Capital Rule and maybe repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

5. Related Party Transactions

The Company's tax liabilities and benefits are settled through the New York Branch of National Australia Bank.

Due from affiliates of $1,145,529 as of September 30, 2006 primarily represents group recharges and receivable for fee commission income from NAB of $2,762,831, and net payable to the New York Branch of $1,617,302 NAB for operating expenses paid on behalf of the Company. Due to affiliate of $1,751,986 as of September 30, 2006 primarily represents payable to the New York Branch of NAB for taxes paid on behalf of the Company.

The group recharges of $2,233,181 for the year ended September 30, 2006 represents allocations for expenses paid on behalf of the Company by the New York Branch of NAB.

6. Commitments and Contingencies

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company has placed a $260,275 deposit with such clearing broker. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

7. Net Capital Requirements

As a registered broker-dealer and a member of the National Association at Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $100,000, whichever is greater. As of September 30, 2006, the Company had net capital of $6,040,651, which exceeded the regulatory requirement by $5,923,852.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2006, the Company was in compliance with all such requirements.

END